This pricing supplement, which is not complete and may be changed, relates to an effective Registration Statement under the Securities Act of 1933.  This pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these notes in any country or jurisdiction where such an offer would not be permitted.
Preliminary Pricing Supplement - Subject to Completion, dated June 11, 2019	Filed Pursuant to Rule 424(b)(2)
(To the Prospectus Supplement dated September 24, 2018	Registration Statement No. 333-211718
and the Prospectus dated June 30, 2016)
June [•], 2019

The Toronto-Dominion Bank $__________________ Callable Step Up Notes, due June 28, 2024
•	The notes are senior unsecured debt securities issued by The Toronto-Dominion Bank (“TD”). All payments and the return of the principal amount on the notes are subject to our credit risk.
•
The notes will mature on June 28, 2024. At maturity, if the notes have not been previously redeemed, you will receive a cash payment equal to 100% of the principal amount of the notes, plus any accrued and unpaid interest.

•	Interest will be paid quarterly on March 28, June 28, September 28 and December 28 of each year, commencing on September 28, 2019, with the final interest payment date occurring on the maturity date.
•	The notes will accrue interest quarterly at the following fixed rates per annum, calculated using the day count fraction specified below:
•	June 28, 2019 to but excluding June 28, 2021: 2.50%
•	June 28, 2021 to but excluding June 28, 2023: 2.75%; and
•	June 28, 2023 to but excluding June 28, 2024: 3.25%
•
We have the right to redeem all, but not less than all, of the notes on September 28, 2019, and on each subsequent interest payment date (other than the maturity date). The redemption price will be 100% of the principal amount of the notes, plus any accrued and unpaid interest.

•	The notes are issued in minimum denominations of $1,000 and whole multiples of $1,000.
•	The notes will not be listed or displayed on any securities exchange or any electronic communications network.
•	The CUSIP number for the notes is 89114QX60.
•	The Pricing Date is expected to be June 25, 2019.
The notes:
Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value
	Per Note	Total
Public Offering Price(1)	100.00%	$
Underwriting Discount(1)(2)	1.35%	$
Proceeds (before expenses) to TD	98.65%	$
(1)
The Agents may purchase the notes for sale to certain fee-based advisory accounts and may forgo some or all of their selling concessions, fees or commissions with respect to such sales. The public offering price for investors purchasing the notes in these accounts may be as low as $997.50 (99.75%) per $1,000 in principal amount of the notes with respect to such sales. See “Supplemental Plan of Distribution—Conflicts of Interest” in this pricing supplement.

(2)
TD Securities (USA) LLC (“TDS”) will receive a commission of up to $13.50 (1.35%) per $1,000 in principal amount of the notes and will allow a portion of that amount to BofA Securities, Inc. (“BofAS”) in connection with the distribution of the notes. The total “Underwriting Discount” and “Proceeds (before expenses) to TD” to be specified above will reflect the aggregate of the underwriting discounts per note. See “Supplemental Plan of Distribution—Conflicts of Interest” in this pricing supplement.

The notes are bail-inable notes (as defined in the prospectus supplement) and subject to conversion in whole or in part – by means of a transaction or series of transactions and in one or more steps – into common shares of TD or any of its affiliates under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act (the “CDIC Act”) and to variation or extinguishment in consequence, and subject to the application of the laws of the Province of Ontario and the federal laws of Canada applicable therein in respect of the operation of the CDIC Act with respect to the notes. See “Description of Notes We May Offer―Special Provisions Related to Bail-inable Notes” and “Risk Factors—Risks Relating to the Notes in General” in the prospectus supplement.
The notes are unsecured and are not savings accounts, deposits, or other obligations of a bank. The notes are not insured by the Canada Deposit Insurance Corporation (the “CDIC”), the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality of Canada or the United States, and involve investment risks. Potential purchasers of the notes should consider the information in “Risk Factors” beginning on page PS- 4 of this pricing supplement, page S-4 of the attached prospectus supplement, and page 1 of the attached prospectus.
None of the Securities and Exchange Commission, any state securities commission, or any other regulatory body has approved or disapproved of these notes or passed upon the adequacy or accuracy of this pricing supplement, the accompanying prospectus supplement, or the accompanying prospectus. Any representation to the contrary is a criminal offense.

We will deliver the notes in book-entry form only through The Depository Trust Company (“DTC”) on or about June 28, 2019 against payment in immediately available funds.
Prospectus supplement dated September 24, 2018 and Prospectus dated June 30, 2016

BofA Merrill Lynch	TD Securities (USA) LLC

SUMMARY OF TERMS
This pricing supplement supplements the terms and conditions in the prospectus, dated June 30, 2016, as supplemented by the prospectus supplement, dated September 24, 2018 (as so supplemented, together with all documents incorporated by reference, the “prospectus”), and should be read with the prospectus.
• Issuer:	The Toronto-Dominion Bank
• Title of the Series:	Step Up Callable Notes, due June 28, 2024
• Aggregate Principal Amount Initially Being Issued:	$
• CUSIP No.:	89114QX60
• Agents:	BofA Securities, Inc. (“BofAS”) and TD Securities (USA) LLC (“TDS”)
• Currency:	U.S. Dollars
• Pricing Date:	June 25, 2019
• Issue Date:	June 28, 2019. See “Supplemental Plan Of Distribution—Conflicts of Interest” herein.
• Maturity Date:	June 28, 2024, subject to redemption by TD prior to the maturity date as set forth below under “Redemption.”
• Minimum Denominations:	$1,000 and multiples of $1,000 in excess of $1,000
• Issue:	Senior Debt Securities, Series D
• Interest Rate:
The notes will accrue interest quarterly at the following fixed rates per annum:
June 28, 2019 to but excluding June 28, 2021: 2.50%
June 28, 2021 to but excluding June 28, 2023: 2.75%; and
June 28, 2023 to but excluding June 28, 2024: 3.25%

• Day Count Fraction:
30/360
For the avoidance of doubt, each month is deemed to have 30 days and the year is deemed to have 360 days. Therefore, each quarterly interest period is deemed to have 90 days and the year is deemed to have 360 days, resulting in equal interest payments.

• Interest Payment Dates:	Quarterly, on March 28, June 28, September 28 and December 28 of each year, commencing on September 28, 2019, with the final interest payment date occurring on the maturity date.

• Redemption:
The notes are redeemable by TD, in whole, but not in part, on any optional call date at 100% of their principal amount together with accrued and unpaid interest, if any, to, but excluding the applicable optional call date. TD will provide written notice to DTC at least five (5) business days prior to the applicable optional call date. In the event TD gives notice of intention to redeem the notes, the decision to give such notice will be subject to the prior approval of the Superintendent of Financial Institutions if such redemption would lead to a breach of TD’s Total Loss Absorbing Capacity requirements.

• Optional Call Dates:	March 28, June 28, September 28 and December 28 of each year, commencing on September 28, 2019, and ending on the interest payment date immediately preceding the maturity date.
• Business Day:
Any day that is a Monday, Tuesday, Wednesday, Thursday or Friday that is neither a legal holiday nor a day on which banking institutions are authorized or required by law to close in New York City or Toronto. If any interest payment date, any optional call date, or the maturity date occurs on a day that is not a business day, then the payment will be postponed until the next business day. No additional interest will accrue on the notes as a result of such postponement.

• U.S. Tax Treatment:	The notes should be treated as indebtedness for U.S. federal income tax purposes, as discussed further herein under “U.S. Federal Income Tax Summary”.
• Canadian Tax Treatment:	Please see the discussion under the caption “Tax Consequences—Canadian Taxation” in the prospectus, which applies to your notes.
• Listing:	None
• Clearance and Settlement:
DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Forms of the Debt Securities” and “Book-Entry Procedures and Settlement” in the prospectus).

• Terms Incorporated in the Master Note:
All of the terms appearing above the item captioned “Listing” above and the terms appearing under the caption “Description of the Notes We May Offer” in the prospectus supplement, as modified by this pricing supplement.

• ERISA Considerations:	See “ERISA Considerations” beginning on PS-13 of this pricing supplement.
• Canadian Bail-in Powers:
The notes are bail-inable notes (as defined in the prospectus supplement) and subject to conversion in whole or in part – by means of a transaction or series of transactions and in one or more steps – into common shares of TD or any of its affiliates under subsection 39.2(2.3) of the CDIC Act and to variation or extinguishment in consequence, and subject to the application of the laws of the Province of Ontario and the federal laws of Canada applicable therein in respect of the operation of the CDIC Act with respect to the notes. See “Description of Notes We May Offer―Special Provisions Related to Bail-inable Notes” and

“Risk Factors—Risks Relating to the Notes in General” in the prospectus supplement for a description of provisions and risks applicable to the notes as a result of Canadian bail-in powers.
• Agreement with Respect to the Exercise of Canadian Bail-in Powers:
By its acquisition of an interest in any note, each holder or beneficial owner of that note is deemed to (i) agree to be bound, in respect of the notes, by the CDIC Act, including the conversion of the notes, in whole or in part – by means of a transaction or series of transactions and in one or more steps – into common shares of TD or any of its affiliates under subsection 39.2(2.3) of the CDIC Act and the variation or extinguishment of the notes in consequence, and by the application of the laws of the Province of Ontario and the federal laws of Canada applicable therein in respect of the operation of the CDIC Act with respect to the notes; (ii) attorn and submit to the jurisdiction of the courts in the Province of Ontario with respect to the CDIC Act and those laws; and (iii) acknowledge and agree that the terms referred to in paragraphs (i) and (ii), above, are binding on that holder or beneficial owner despite any provisions in the indenture or the notes, any other law that governs the notes and any other agreement, arrangement or understanding between that holder or beneficial owner and TD with respect to the notes.
Holders and beneficial owners of notes will have no further rights in respect of their bail-inable notes to the extent those bail-inable notes are converted in a bail-in conversion, other than those provided under the bail-in regime, and by its acquisition of an interest in any note, each holder or beneficial owner of that note is deemed to irrevocably consent to the converted portion of the principal amount of that note and any accrued and unpaid interest thereon being deemed paid in full by TD by the issuance of common shares of TD (or, if applicable, any of its affiliates) upon the occurrence of a bail-in conversion, which bail-in conversion will occur without any further action on the part of that holder or beneficial owner or the trustee; provided that, for the avoidance of doubt, this consent will not limit or otherwise affect any rights that holders or beneficial owners may have under the bail-in regime.
See “Description of Notes We May Offer―Special Provisions Related to Bail-inable Notes” and “Risk Factors—Risks Relating to the Notes in General” in the prospectus supplement for a description of provisions and risks applicable to the notes as a result of Canadian bail-in powers.

The pricing date, the issue date and all other dates listed above are subject to change. These dates will be set forth in the final pricing supplement that will be made available in connection with sales of the notes.

Certain capitalized terms used and not defined in this document have the meanings ascribed to them in the prospectus supplement and prospectus. Unless otherwise indicated or unless the context requires otherwise, all references in this pricing supplement to “we,” “us,” “our,” or similar references are to The Toronto-Dominion Bank.

RISK FACTORS
Your investment in the notes entails significant risks, many of which differ from those of a conventional security. Your decision to purchase the notes should be made only after carefully considering the risks of an investment in the notes, including those discussed below, with your advisors in light of your particular circumstances. The notes are not an appropriate investment for you if you are not knowledgeable about significant elements of the notes or financial matters in general.
Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. The notes are our senior unsecured debt securities. As a result, your receipt of all payments of interest and principal on the notes is dependent upon our ability to repay our obligations on the applicable payment date. No assurance can be given as to what our financial condition will be at any time during the term of the notes or on the maturity date. If we become unable to meet our financial obligations as they become due, you may not receive the amounts payable under the terms of the notes.
Our credit ratings are an assessment by ratings agencies of our ability to pay our obligations. Consequently, our perceived creditworthiness and actual or anticipated decreases in our credit ratings or increases in our credit spreads prior to the maturity date of the notes may adversely affect the market value of the notes. However, because your return on the notes depends upon factors in addition to our ability to pay our obligations, such as the difference between the interest rates accruing on the notes and current market interest rates, an improvement in our credit ratings will not reduce the other investment risks related to the notes.
The notes will be subject to risks, including conversion in whole or in part — by means of a transaction or series of transactions and in one or more steps — into common shares of TD or any of its affiliates, under Canadian bank resolution powers. Under Canadian bank resolution powers, the CDIC may, in circumstances where TD has ceased, or is about to cease, to be viable, assume temporary control or ownership of TD and may be granted broad powers by one or more orders of the Governor in Council (Canada), including the power to sell or dispose of all or a part of the assets of TD, and the power to carry out or cause TD to carry out a transaction or a series of transactions the purpose of which is to restructure the business of TD. If the CDIC were to take action under the Canadian bank resolution powers with respect to TD, this could result in holders or beneficial owners of the notes being exposed to losses and conversion of the notes in whole or in part — by means of a transaction or series of transactions and in one or more steps — into common shares of TD or any of its affiliates.
As a result, you should consider the risk that you may lose all or part of your investment, including the principal amount plus any accrued interest, if the CDIC were to take action under the Canadian bank resolution powers, including the bail-in regime, and that any remaining outstanding notes, or common shares of TD or any of its affiliates into which the notes are converted, may be of little value at the time of a bail-in conversion and thereafter. See “Description of the Notes We May Offer―Special Provisions Related to Bail-inable Notes” and “Risk Factors—Risks Relating to the Notes in General” in the prospectus supplement for a description of provisions and risks applicable to the notes as a result of Canadian bail-in powers.
The notes are subject to our early redemption. We may redeem all, but not less than all, of the notes on any optional call date beginning on or after September 28, 2019 (other than the maturity date). If you intend to purchase the notes, you must be willing to have your notes redeemed as early as that date. We are generally more likely to elect to redeem the notes during periods when the remaining interest to be accrued on the notes is to accrue at a rate that is greater than that which we would pay on our other interest bearing debt securities having a maturity comparable to the remaining term of the notes. No further payments will be made on the notes after they have been redeemed. If we redeem the notes prior to the maturity date, you may not be able to reinvest your proceeds from the redemption in an investment with a return that is as high as the return on the notes would have been if they had not been redeemed, or that has a similar level of risk.
The step up feature presents different investment considerations than fixed rate notes. The interest rate payable on the notes during their term will increase from the initial interest rate, subject to TD's right to redeem the notes on any optional call date. You should not expect to earn the higher stated interest rates which are applicable only after the first optional call date because the notes may be redeemed prior to the stated maturity date. Should general market interest rates increase beyond the rates provided by the notes during the term of the notes, we will likely not redeem the notes, and investors will be holding notes that bear interest at below-market rates.
An investment in the notes may be more risky than an investment in notes with a shorter term. The notes will mature on the maturity date, subject to our right to redeem the notes beginning on September 28, 2019. By purchasing notes with a longer term, you will bear greater exposure to fluctuations in interest rates than if you purchased a note with a shorter term. In particular, you may be negatively affected if interest rates begin to rise, because investors have neither the right to redeem the notes early nor the right to cause TD to redeem the notes early and the applicable interest rate on the notes may be less than the amount of interest you could earn on other investments with a similar level of risk available at such time. In addition, if you tried to sell your notes at such time, the value of your notes in any secondary market transaction would also be adversely affected.
We have included in the terms of the notes the costs of developing, hedging, and distributing them, and the price, if any, at which you may sell the notes in any secondary market transactions will likely be lower than the public offering price due to, among other things, the inclusion of these costs. In determining the economic terms of the notes, and consequently the potential return on the notes to you, a number of factors are taken into account. Among these factors are certain costs associated with developing, hedging, and offering the notes.
Assuming there is no change in market conditions or any other relevant factors, the price, if any, at which the agent(s) or another purchaser might be willing to purchase the notes in a secondary market transaction is expected to be lower than the price that you paid for them. This is due to, among other things, the inclusion of these costs, and the costs of unwinding any related hedging.
The quoted price of any of our affiliates for the notes could be higher or lower than the price that you paid for them.
Trading, hedging and business activities by us, BofAS and our or their respective affiliates may create conflicts of interest with you. We, BofAS or our or their respective affiliates may engage in trading activities related to the notes that are not for your account or on your behalf. We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the amounts due under the notes. We may seek competitive terms in entering into the hedging arrangements for the notes, but are not required to do so, and we may enter into such hedging arrangements with BofAS or its affiliates. This hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty.
In addition, in the ordinary course of their business activities, BofAS and its affiliates may hold and trade our or our affiliates’ debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. BofAS and its affiliates may also have lending or other capital markets relationships with us. In order to hedge such exposure, they may enter into transactions such as the purchase of credit default swaps or the creation of short positions in our or our affiliates’ securities, including potentially the notes. Any such positions could adversely affect future trading prices of the notes.

We, BofAS or one or more of our or their affiliates may also, at present or in the future, publish research reports with respect to movements in interest rates generally. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any of these activities may affect the market value of the notes.
These trading, hedging and business activities may present a conflict of interest between your interest in the notes and the interests we, BofAS and our or their respective affiliates may have in our proprietary accounts, in facilitating transactions for our other customers, and in accounts under our or their management.
We cannot assure you that a trading market for the notes will ever develop or be maintained. We will not list the notes on any securities exchange. We cannot predict how the notes will trade in any secondary market, or whether that market will be liquid or illiquid.
The development of a trading market for the notes will depend on our financial performance and other factors. The number of potential buyers of the notes in any secondary market may be limited. We anticipate that TDS, BofAS and our or their respective affiliates will act as a market-makers for the notes, but they are not required to do so. TDS, BofAS and our or their respective affiliates may discontinue their market-making activities as to the notes at any time. To the extent that TDS and BofAS engage in any market-making activities, they may bid for or offer the notes. Any price at which TDS, BofAS and our or their respective affiliates may bid for, offer, purchase, or sell any notes may differ from the values determined by pricing models that each may respectively use, whether as a result of dealer discounts, mark-ups, or other transaction costs. These bids, offers, or completed transactions may affect the prices, if any, at which the notes might otherwise trade in the market.
In addition, if at any time TDS, BofAS and our or their respective affiliates were to cease acting as a market-maker for the notes, it is likely that there would be significantly less liquidity in the secondary market and there may be no secondary market at all for the notes. In such a case, the price at which the notes could be sold likely would be lower than if an active market existed and you should be prepared to hold the notes until maturity.
Many economic and other factors will impact the market value of the notes.  The market for, and the market value of, the notes may be affected by a number of factors that may either offset or magnify each other, including:
•	the time remaining to maturity of the notes;
•	the aggregate amount outstanding of the notes;
•	our right to redeem the notes on the dates set forth above;
•	the level, direction, and volatility of market interest rates generally (in particular, increases in U.S. interest rates, which may cause the market value of the notes to decrease);
•	general economic conditions of the capital markets in the United States;
•	geopolitical conditions and other financial, political, regulatory, and judicial events that affect the capital markets generally;
•	our financial condition and creditworthiness; and
•	any market-making activities with respect to the notes.

U.S. FEDERAL INCOME TAX SUMMARY
General
The following discussion summarizes certain U.S. federal income tax consequences to U.S. Holders of the purchase, beneficial ownership and disposition of the notes. This discussion replaces the federal income tax discussions in the prospectus supplement and prospectus. The discussion herein does not address the consequences to taxpayers subject to special tax accounting rules under Section 451(b) of the Internal Revenue Code of 1986, as amended (the “Code”).
For purposes of this summary, a “U.S. Holder” is a beneficial owner of a note that is:
•	an individual who is a citizen or a resident of the U.S., for U.S. federal income tax purposes;
•
a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the U.S. or any State thereof (including the District of Columbia);

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or
•
a trust if a court within the U.S. is able to exercise primary supervision over its administration, and one or more U.S. persons, for U.S. federal income tax purposes, have the authority to control all of its substantial decisions.

For purposes of this summary, a “Non-U.S. Holder” is a beneficial owner of a note that is:
•	a nonresident alien individual for federal income tax purposes;
•	a foreign corporation for federal income tax purposes; or
•	an estate or trust whose income is not subject to federal income tax on a net income basis.
An individual may, subject to certain exceptions, be deemed to be a resident of the U.S. for U.S. federal income tax purposes by reason of being present in the U.S. for 31 days or more in the calendar year and for an aggregate of 183 days or more during a three year period ending in the current calendar year (counting for such purposes all of the days present in the current year, one third of the days present in the immediately preceding year, and one sixth of the days present in the second preceding year).
This summary is based on interpretations of the Code, regulations issued thereunder, and rulings and decisions currently in effect (or in some cases proposed), all of which are subject to change. Any such change may be applied retroactively and may materially and adversely affect the U.S. federal income tax consequences described herein. In addition, this summary addresses only holders that purchase notes at initial issuance, and own notes as capital assets and not as part of a “straddle,” “hedge,” “synthetic security,” or a “conversion transaction” for U.S. federal income tax purposes or as part of some other integrated investment. This summary does not discuss all of the tax consequences (such as any alternative minimum tax consequences) that may be relevant to particular investors or to investors subject to special treatment under the U.S. federal income tax laws (such as banks, thrifts or other financial institutions; insurance companies; securities dealers or brokers, or traders in securities electing mark-to-market treatment; regulated investment companies or real estate investment trusts; small business investment companies; S corporations; partnerships; or investors that hold their notes through a partnership or other entity treated as a partnership for U.S. federal income tax purposes; holders whose functional currency is not the U.S. dollar; certain former citizens or residents of the U.S.; retirement plans or other tax-exempt entities, or persons holding the notes in tax-deferred or tax-advantaged accounts; persons that purchase or sell the notes as part of a wash sale for tax purposes; or “controlled foreign corporations” or “passive foreign investment companies” for U.S. federal income tax purposes). This summary also does not address the tax consequences to shareholders, or other equity holders in, or beneficiaries of, a holder, or any state, local or non-U.S. tax consequences of the purchase, ownership or disposition of the notes. Persons considering the purchase of notes should consult their tax advisors concerning the application of U.S. federal income tax laws to their particular situations as well as any consequences of the purchase, beneficial ownership and disposition of notes arising under the laws of any other taxing jurisdiction.
U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes and Payments of Interest
While there is no authority that specifically addresses the U.S. federal income tax treatment of an instrument like the bail-inable notes, such notes should be treated as indebtedness for U.S. federal income tax purposes, and the balance of this summary assumes that such notes are treated as indebtedness for U.S. federal income tax purposes. However, the U.S. Internal Revenue Service (the “IRS”) could assert that the notes should be treated as equity for U.S. federal income tax purposes. Nevertheless, treatment of the notes as equity for U.S. federal income tax purposes should not result in inclusions of income with respect to the notes that are materially different from those if the notes are treated as indebtedness. If the notes were treated as equity, it is unlikely that interest payments on the notes that are treated as dividends for U.S. federal income tax purposes would be treated as “qualified dividend income” for U.S. federal income tax purposes and, if such dividends were not treated as qualified dividend income, amounts treated as dividends would be taxed at ordinary income tax rates. You should consult with your tax advisor regarding the appropriate characterization of bail-inable notes for U.S. federal income tax purposes, and the U.S. federal income and other tax consequences of any bail-in conversion.
We intend to take the position that, solely for purposes of determining whether the notes are issued with original issue discount, we are deemed to exercise our option to redeem the notes prior to each interest rate step-up and, as a result, interest payments on the notes will be taxable to a U.S. Holder as non-U.S.-source ordinary interest income at the time it accrues or is received in accordance with the U.S. Holder’s normal method of accounting for tax purposes. Pursuant to the terms of the notes, you agree to treat the notes consistent with our treatment for all U.S. federal income tax purposes.
Based on certain factual representations received from us, our special U.S. tax counsel, Cadwalader, Wickersham & Taft LLP, is of the opinion that the notes should be treated in the manner described above. However, the U.S. federal income tax treatment of the notes is uncertain. We do not plan to request a ruling from the IRS regarding the tax treatment of the notes, and the IRS or a court may not agree with the tax treatment described herein. We urge you to consult your tax advisor as to the tax consequences of your investment in the notes.
Sale, Exchange, Early Redemption or Maturity of the Notes
Upon the disposition of a note by sale, exchange, early redemption, maturity or other taxable disposition, a U.S. Holder should generally recognize taxable gain or loss equal to the difference between (1) the amount realized on such taxable disposition (other than amounts attributable to accrued but untaxed interest) and (2) the U.S. Holder’s adjusted tax basis in the note. A U.S. Holder’s adjusted tax basis in a note generally will equal the U.S. Holder’s cost of the note. Because the note is held as a “capital asset”, as defined in Section 1221 of the Code, such gain or loss will generally constitute capital gain or loss. Capital gain of a non-corporate U.S. Holder is generally taxed at preferential rates where the holder has a holding period of greater than one year. The deductibility of a capital loss realized on the taxable disposition of a note is subject to limitations.
Medicare Tax on Net Investment Income
U.S. Holders that are individuals, estates or certain trusts are subject to an additional 3.8% tax on all or a portion of their “net investment income,” or “undistributed net investment income” in the case of an estate or trust, which may include any income or gain with respect to the notes, to the extent of their net investment income or undistributed net investment income (as the case may be) that, when added to their other modified adjusted gross income, exceeds

$200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), $125,000 for a married individual filing a separate return, or the dollar amount at which the highest tax bracket begins for an estate or trust. The 3.8% Medicare tax is determined in a different manner than the regular income tax. You should consult your tax advisor as to the consequences of the 3.8% Medicare tax.
Specified Foreign Financial Assets
U.S. Holders may be subject to reporting obligations with respect to their notes if they do not hold their notes in an account maintained by a financial institution and the aggregate value of their notes and certain other “specified foreign financial assets” (applying certain attribution rules) exceeds an applicable threshold. Significant penalties can apply if a U.S. Holder is required to disclose its notes and fails to do so.

Tax Treatment of Non-U.S. Holders
In general and subject to the discussion below, payments on the notes to a Non-U.S. Holder and gain realized on the sale, exchange, early redemption, maturity or other taxable disposition of the notes by a Non-U.S. Holder will not be subject to U.S. federal income or withholding tax, unless (1) such income is effectively connected with a trade or business conducted by such Non-U.S. Holder in the U.S., (2) in the case of gain, such Non-U.S. Holder is a nonresident alien individual who holds the notes as a capital asset and is present in the U.S. for 183 days or more in the taxable year of the sale and certain other conditions are satisfied, (3) such Non-U.S. Holder fails to provide the relevant correct, complete and executed IRS Form W-8 or (4) such Non-U.S. Holder has certain other present or former connections with the U.S.
Backup Withholding and Information Reporting
Interest paid on, and the proceeds received from a sale, exchange, early redemption, maturity or other taxable disposition of notes held by a U.S. Holder will be subject to information reporting unless the U.S. Holder is an “exempt recipient” and may also be subject to backup withholding if the holder fails to provide certain identifying information (such as an accurate taxpayer number) or meet certain other conditions. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is furnished to the IRS.
Payments of principal and interest on, and proceeds from the taxable disposition of, notes held by a Non-U.S. Holder to or through certain brokers may be subject to a backup withholding tax on “reportable payments” unless, in general, such Non-U.S. Holder complies with certain procedures or is an exempt recipient. Any such amounts so withheld from distributions on the notes generally will be refunded by the IRS or allowed as a credit against such Non-U.S. Holder’s federal income tax, provided such Non-U.S. Holder makes a timely filing of an appropriate tax return or refund claim. Reports will be made to the IRS and to holders that are not excepted from the reporting requirements.
BOTH U.S. AND NON-U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION (INCLUDING THAT OF TD).

SUPPLEMENTAL PLAN OF DISTRIBUTION—CONFLICTS OF INTEREST
 We have appointed TDS, an affiliate of TD, as an agent for the sale of the notes. Pursuant to the terms of a distribution agreement, TDS will purchase the notes from TD at the public offering price less the underwriting discount set forth on the cover page of this pricing supplement for distribution to BofAS. TDS will receive a commission of up to $13.50 (1.35%) per $1,000 principal amount of the notes and will allow a portion of that selling concession to BofAS in connection with the distribution of the notes. The Agents may purchase the notes for sale to certain fee-based advisory accounts may forgo some or all of their selling concessions, fees or commissions with respect to such sales. The public offering price for investors purchasing the notes in these accounts may be as low as $997.50 (99.75%) per $1,000 principal amount of the notes. The total “Underwriting Discount” and “Proceeds to TD” to be specified on the cover hereof will reflect the aggregate of the underwriting discounts per note.
We expect to deliver the notes against payment therefor on June 28, 2019, which is expected to be the third business day following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business day (“T+2”), unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes in the secondary market on any date prior to two business day before delivery of the notes will be required, by virtue of the fact that each note initially will settle in three business days (“T+3”), to specify alternative settlement arrangements to prevent a failed settlement of the secondary market trade.
TDS is an affiliate of TD and, as such, has a ‘‘conflict of interest’’ in this offering within the meaning of Financial Industry Regulatory Authority, Inc. (“FINRA”) Rule 5121. In addition, TD will receive the net proceeds from the initial public offering of the notes, thus creating an additional conflict of interest within the meaning of FINRA Rule 5121. Consequently, the offering is being conducted in compliance with the provisions of FINRA Rule 5121. TDS is not permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.
BofAS and its affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. BofAS has received, or may in the future receive, customary fees and commissions for these transactions.
In addition, in the ordinary course of their business activities, the selling agents and their affiliates may make or hold a broad array of investments and actively traded debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The selling agents or their affiliates that have a lending relationship with us routinely hedge their credit exposure to us consistent with their customary risk management policies. Typically, such selling agents and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such short positions could adversely affect future trading prices of the notes offered hereby. The selling agents and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.
TDS or any of its affiliates may use this pricing supplement, and the accompanying prospectus supplement and prospectus for offers and sales in secondary market transactions and market-making transactions in the notes. In addition, BofAS or any of its affiliates may also engage in secondary market transactions and market-making transactions in the notes. However, none of TDS, BofAS or any of our or their respective affiliates are obligated to engage in such secondary market transactions and/or market-making transactions. TDS, BofAS or any of our or their respective affiliates may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.
The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); (ii) a customer within the meaning of Directive 2002/92/EC, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Directive 2003/71/EC, as amended. Consequently no key information document required by Regulation (EU) No 1286/2014, as amended (the “PRIIPs Regulation”), for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

ERISA CONSIDERATIONS
A fiduciary of a pension, profit-sharing or other employee benefit plan (each, an “employee benefit plan”) subject to Title I of the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), should consider the fiduciary standards of ERISA in the context of the employee benefit plan’s particular circumstances before authorizing an investment in the notes. Among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the employee benefit plan, and whether the investment would involve a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.
Section 406 of ERISA and Section 4975 of the Code prohibit (i) employee benefit plans which are subject to Title I of ERISA, (ii) “plans” defined in Section 4975 of the Code (including individual retirement accounts and “Keogh”)) which are subject to Section 4975 of the Code and (iii) entities whose underlying assets are considered to include “plan assets” of any employee benefit plan subject to Title I of ERISA or plan subject to Section 4975 of the Code (each of the foregoing described in clauses (i), (ii) and (iii) referred to herein as an “ERISA plan”), from engaging in certain transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Code (“parties in interest”) with respect to the ERISA plan. A violation of these prohibited transaction rules may result in civil penalties or other liabilities under ERISA and/or an excise tax under Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. In addition, the fiduciary of the ERISA plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and Section 4975 of the Code.
The acquisition, holding or, if applicable, exchange, of the notes by an ERISA plan with respect to which we or certain of our affiliates is or becomes a party in interest may constitute or result in a prohibited transaction under ERISA or Section 4975 of the Code, unless the note is acquired and held pursuant to and in accordance with an applicable exemption. In this regard, the U.S. Department of Labor has issued prohibited transaction class exemptions, or “PTCEs,” that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of a note. These exemptions include, without limitation:
•	PTCE 84-14, an exemption for certain transactions determined or effected by independent qualified professional asset managers;
•	PTCE 90-1, an exemption for certain transactions involving insurance company pooled separate accounts;
•	PTCE 91-38, an exemption for certain transactions involving bank collective investment funds;
•	PTCE 95-60, an exemption for transactions involving certain insurance company general accounts; and
•	PTCE 96-23, an exemption for plan asset transactions managed by in-house asset managers.
In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code provide statutory exemptive relief for certain arm’s length transactions with a person that is a party in interest solely by reason of providing services to ERISA plans or being related to such a service provider. Under these provisions, the purchase and sale of a note should not constitute a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code, provided that neither the issuer of the note nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any ERISA plan involved in the transaction, and provided further that the ERISA plan pays no more and receives no less than “adequate consideration” in connection with the transaction. Each of the above-noted exemptions contains conditions and limitations on its application. Fiduciaries of ERISA plans considering acquiring and/or holding a note in reliance of these or any other exemption should carefully review the exemption to assure it is applicable. There can be no assurance that all of the conditions of any such exemptions will be satisfied, and the notes should not be purchased or held by any person investing “plan assets” of any ERISA plan unless such purchase and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code.
Certain employee benefit plans and arrangements including those that are governmental plans (as defined in section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) (collectively referred to herein as “non-ERISA arrangements”) are not subject to the fiduciary responsibility or prohibited transaction provisions of Title I of ERISA or Section 4975 of the Code but may be subject to similar provisions under other applicable federal, state, local, non-U.S. or other regulations, rules or laws (collectively, “similar laws”).
Accordingly, by acceptance of a note or any interest therein, each purchaser and holder of the notes or any interest therein will be deemed to have represented by its purchase and holding of the notes that either (1) it is not an ERISA plan and is not purchasing any notes or interest therein on behalf of or with “plan assets” of any ERISA plan or (2) the purchase and holding of the notes or any interest therein will not constitute a non-exempt prohibited transaction under Title I of ERISA or Section 4975 of the Code. In addition, any purchaser or holder of the notes or any interest therein which is a non-ERISA arrangement will be deemed to have represented by its purchase or holding of the notes that its purchase and holding will not violate any applicable similar law.
Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the notes on behalf of or with “plan assets” of any ERISA plan or non-ERISA arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above or some other basis on which such purchase and holding is not prohibited, or the potential consequences of any purchase, holding or exchange under similar laws, as applicable.
Each purchaser and holder of the notes has exclusive responsibility for ensuring that its purchase and holding of the notes does not violate the fiduciary or prohibited transaction rules of Title I of ERISA, Section 4975 of the Code or any applicable similar laws. The sale of the notes to any ERISA plan or non-ERISA arrangement is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by plans generally or any particular plan, or that such an investment is appropriate for plans generally or any particular plan.